Mail Stop 3561

August 24, 2007

Ole B. Hjertaker
Ship Finance International Limited
14 Par-la-Ville Road
Par-la-Ville Place
Hamilton, HM 08
Bermuda

       Re: Ship Finance International Limited
                  File No. 001-32199
                  Form 20-F: For the Year Ended December 31, 2006

Dear Mr. Hjertaker:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 20-F: For the Fiscal Year Ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Overview

Revenues

1. We note that you allocate $6,500 per day from each time charter payment from
    Frontline Charterers as finance lease service revenue generated by your vessels.
    Please tell us the reason that this amount is disaggregated and recorded as revenue
    prior to allocating the charter payments (received) between finance lease interest
    income and finance lease repayment. Please cite any accounting literature that
    you believe supports your accounting treatment. As a part of your response,
    please describe the nature of the separate services that you provide which result in
    the recognition of finance lease service revenue.

2. We note that you have cancelled certain charters with Frontline and agreed to pay
    compensation to them as a result. Please tell us the type of leases you cancelled
    (sales-type, direct financing, or operating), whether your lease arrangements
    provided for such compensation, how amounts were determined, and how you
    accounted for the compensation.

Critical Accounting Policies and Estimates

Revenue Recognition

3. We note that 48 of your company's vessel charters were accounted for as sales-
    type leases as of December 31, 2006. We also note that a) the estimated un-
    guaranteed residual value accruing to the benefit of the lessor and b) the implicit
    interest rate (of your leases), which is applied to determine the present value of
    both the minimum lease payments and the un-guaranteed residual value of your
    sales-type leases, are important estimates when determining the amount of
    unearned income that should be recorded under sales-type leases. Due to i) the
    significance of the aforementioned estimates to the amount of income that will
    ultimately be recognized under your sales-type leases and ii) the degree of
    judgment and subjectivity involved with making such estimates, please tell us and
    expand your discussion of revenue recognition in the "Critical Accounting
    Policies and Estimates" section of MD&A to disclose information including, but
    not limited to, the following:

    • The manner in which management determines the un-guaranteed residual value
    of assets leased under sales-type leases.
    • The manner in which management determines the implicit interest rate which is

applied to determine the present value of both the minimum lease payments and the un-guaranteed residual value associated with your sales-type leases.

- How accurate your estimates of the un-guaranteed residual value of your leased assets have been in the past.
- Whether your estimates and assumptions have changed in the past and/or likely to change in the future.
- The reason(s) there is uncertainty attached to your estimates and assumptions.

Refer to the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (FR-72) for further guidance.

Results of Operations

4. We note that your reported profit-sharing revenue decreased significantly in fiscal years 2005 and 2006, despite an increase in the number of vessels that have transitioned into operation under their charter agreements with Frontline Charterers. You have attributed the decline in profit sharing revenue to the decrease in the average TCE revenue earned by your vessels while employed by Frontline Charterers. To the extent known, please tell us and expand your discussion in MD&A to discuss the underlying factors which have resulted in the decline in TCE revenue earned by your vessels that are employed by Frontline Charterers.

Financial Statements

Consolidated Balance Sheets

5. You state in the section of your Form 20-F titled "Risks relating to our Company" that your loan facilities contain financial covenants that require you to maintain available cash on a consolidated basis of not less than $25 million. However, we note that your balance sheet only reflects a restricted cash balance of approximately $12.9 million. Furthermore, based upon your disclosure in Footnote 8 to your financial statements, it appears that the restricted cash reflected in your balance sheet is primarily comprised of deposits held as collateral by certain banks in connection with your interest rate swap and bond swap arrangements. In this regard, please tell us why the $25 million of cash that you are required to maintain in connection with the financial covenants to your loan facilities have not been included in your restricted cash balance. As a part of your response, please specifically state whether you are legally restricted from the use of this cash as a result of your financial covenants or any other terms contained within your loan facilities.

Consolidated Statements of Cash Flows

6. We note that the operating activities section of your consolidated statement of cash flows for the fiscal year ended December 31, 2006 includes an adjustment for the gain on sale of assets of approximately $26.5 million. However, we note that your consolidated statement of operations for the fiscal year ended December 31, 2006 only reflects a "Profit / (loss) on sale of assets" of approximately $9.8 million. Please reconcile between the amounts disclosed in your statement of cash flows and your statement of operations. Alternatively, if the aforementioned amounts are unrelated, please disclose the caption in the statement of operations that includes the gain on the sale of assets. In addition, please expand the footnotes to your financial statements to include all other disclosures outlined in paragraph 47 of SFAS No. 144.

7. We note that the cash outflows associated with deemed dividends paid have been reported in the financing activities sections of your consolidated statements of cash flows. However, we are unclear as to where you have reported i) the cash inflows related to revenues generated under third-party charter agreements, which are ultimately paid back out to Frontline as the deemed dividend payments or ii) the cash inflows from deemed equity contributions received, which relate to charter revenues received from Frontline Charterers prior to their charter agreements becoming effective for accounting purposes. As such, please tell us where the aforementioned cash flows have been classified in your statement of cash flows and your rationale behind such classification. Please cite any accounting literature which you believe supports your conclusions. Furthermore, to the extent that neither of the aforementioned items have been classified as cash flows from financing activities, please tell us why you believe financing activities is the appropriate section of the cash flow statement to classify deemed dividends paid, which reflect the pass-through of revenues generated under the third-party charter agreements.

Notes to the Consolidated Financial Statements

2. Accounting Policies

Leases

8. We note that you classify vessel leases for which you are the lessor as either finance leases or operating leases based on an assessment of the terms of each lease. We also note from Footnote 11 to your financial statements that 48 of your company's vessel charters were accounted for as sales type leases as of December 31, 2006. As your leases to Frontline Charterers range in length from six to 20 years, please describe in detail how you determined the appropriate accounting treatment for your shorter leases to Frontline Charterers. We note that the criteria outlined in paragraphs 7(c) and 7(d) of SFAS No. 13 should not be used to

determine the appropriate lease classification if the beginning of the lease term falls within the last 25 percent of the total estimate life of the leased property, including earlier years of use.

9. We note that the majority of your vessels have been acquired from Frontline Ltd. and chartered back to subsidiaries of Frontline Ltd. (the "Frontline Charterers") under charter arrangements that became economically effective January 1, 2004 (the approximate timing of acquisition). In this regard, tell us whether you believe that the vessels acquired from Frontline Ltd., and subsequently chartered back to Frontline Charterers, qualify for sale-leaseback accounting treatment. Please cite any accounting literature which you have relied upon to reach your conclusion. To the extent that you believe the acquisitions of vessels from Frontline Ltd. and subsequent charters of the same vessels back to Frontline Charterers qualify as sale-leaseback transactions, please tell us why the subsequent charters have been classified as sales-type leases, as opposed to, direct financing leases. Please refer to paragraph 34 of SFAS No. 13 for further guidance.

10. Assuming sufficient response to the comments above regarding your treatment of your leases to the Frontline Charterers as sales-type leases, please tell us how your policies regarding revenue and expense recognition comply with paragraph 17(c) of SFAS No. 13. In this regard, please tell us i) how you have determined the sales prices and costs of your vessels which have been leased to Frontline Charterers and ii) where the sales prices and costs of your vessels have been reflected in your financial statements.

11. Investments in Finance Leases

11. Please disclose the minimum lease payments to be received from your sales-type leases for each of the five succeeding fiscal years as of the date of your latest balance sheet that has been presented. Refer to the requirements of paragraph 23(a)(ii) of SFAS No. 13.

20. Subsequent Events

12. We note that certain of your vessels that are being acquired and chartered back on a bareboat charter basis include fixed price purchase options throughout the term of the charter agreement. Please tell us how the purchase options contained in the charter agreements are expected to impact the carrying value of the related assets (i.e. investment in finance leases balance or plant, property, and equipment balance, depending upon the type of lease). In this regard, please tell us i) whether the fixed purchase prices of the vessels are expected to be exceed, be equal to, or be below the carrying value of the respective vessels when the purchase options become exercisable and ii) your intended accounting treatment,

to the extent that the carrying value of the respective assets will exceed the respective vessels' purchase prices, when the purchase options become exercisable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief